

14010718

Form 1
Page 1
Execution Page

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY)

02/24/14

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Y-Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone)
(913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name)
General Counsel, BATS Y-Exchange, Inc. (Title)
(212) 378-8520 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 7/30/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/24/14 (MM/DD/YY)

BATS Y-Exchange, Inc. (Name of Applicant)

By: [signature] (Signature)

Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 24th day of February (Month), 2014 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
4C Capital, Inc.	4/15/2011	8787 Shade Tree Circle Lakewood, IL 60014	847-770-3565	Sponsored Participant	Proprietary
Abel/Noser Corp.	9/1/2010	One Battery Park Plaza 6th floor New York, NY 10004	646-432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC	10/1/2010	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8643	Member	Market Maker
Access Securities, LLC	11/15/2010	30 Buxton Farm Road Suite 300 Stamford, CT 06905	203-322-3377	Member	Agency
Albert Fried & Company, LLC	4/15/2011	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Member	Agency
Algo Engineering Execution Services, LLC	5/16/2011	7 World Trade Center Suite 34F New York, NY 10007	212-616-0190	Member	Service Bureau
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	212-616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	10/1/2010	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Member	Proprietary
Alpine Securities Corporation	11/15/2010	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Member	Clearing Firm
Archipelago Securities LLC	9/1/2010	100 S. Wacker Drive Ste. 1800 Chicago, IL 60606	312-442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Member	Agency
Athena Capital Research, LLC	10/20/2010	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Sponsored Participant	Proprietary
ATM Execution LLC (formerly Cowen Capital, LLC)	3/15/2012	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Member	Market Maker
Automated Trading Desk Financial Services, LLC	9/15/2010	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Sponsored Participant	Proprietary
Barclays Capital, Inc.	10/1/2010	745 7th Avenue New York, NY 10019	212-412-2125	Member	Institutional
BATS Trading, Inc.	9/1/2010	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Member	Limited Routing Facility of BYX
Belvedere Trading, LLC	3/1/2012	10 S. Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Member	Proprietary
Blitztrade, LLC	6/15/2011	1901 W. 47th Place Suite 310 Westwood, KS 66205	816-714-3960	Sponsored Participant	Proprietary
Bloomberg Tradebook, LLC	10/4/2010	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Member	Agency
Blue Fire Capital, LLC	10/8/2010	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Member	Proprietary
BMO Capital Markets Corp.	11/15/2010	3 Times Square New York, NY 10036	212-885-4045	Member	Agency
BNP Paribas Prime Brokerage, Inc.	12/3/2012	787 7th Avenue New York, NY 10019	917-472-4991	Member	Clearing Firm
BNP Paribas Securities Corp.	9/15/2010	787 Seventh Avenue New York, NY 10019	212-841-3676	Member	Proprietary
BTIG, LLC	11/15/2010	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Member	Market Maker
C&C Trading, LLC	10/11/2010	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Member	Proprietary
Canaccord Genuity, Inc.	10/1/2013	350 Madison Avenue New York, NY 10017	212-389-8156	Member	Market Maker
Canadian Imperial Holdings, Inc.	11/15/2010	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Sponsored Participant	Proprietary
CF Global Trading, LLC	1/3/2011	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Member	Market Maker
Chopper Securities, LLC	5/16/2011	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Member	Proprietary
Chopper Trading, LLC	10/20/2010	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Sponsored Participant	Proprietary
CIBC World Markets Corp.	11/15/2010	425 Lexington Avenue New York, NY 10017	212-667-7030	Member	Proprietary
Citadel Securities, LLC	10/1/2010	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	12/15/2010	390-388 Greenwich Street New York, NY 10013	212-723-7700	Member	Full Service
CJS Securities, Inc.	3/15/2011	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Member	Agency
CMT Fund XXV Limited	7/2/2012	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Sponsored Participant	Agency
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Member	Agency
ConvergEx Execution Solutions, LLC (formerly BNY ConvergEx Execution Solutions, LLC)	9/1/2010	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Member	Full Service

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/1/2010	30000 Mill Creek Avenue Suite 200 Alphareta, GA 30022	678-405-4200	Member	Agency
Cowen and Company, LLC	10/7/2010	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Member	Market Maker
Credit Agricole Cheuvreux North America, Inc.	10/5/2010	1301 Avenue of the Americas 15th Floor New York, NY 10019	212-492-8855	Member	Full Service
Credit Agricole Securities (USA), Inc.	10/5/2010	1301 Avenue of the Americas 13th Floor New York, NY 10019	212-261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	10/1/2010	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Member	Full Service
Cutler Group, LP	10/6/2010	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Member	Market Maker
Cuttone & Co., Inc.	10/1/2010	111 Broadway 10th Floor New York, NY 10006	646-943-5420	Member	Market Maker
DART Executions, LLC	10/1/2010	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Member	Proprietary
DE Route	10/4/2010	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	Member	ATS
Deutsche Bank Securities, Inc.	10/11/2010	60 Wall Street New York, NY 10005	212-250-7635	Member	Full Service
Direct Access Partners, LLC	11/1/2010	40 Wall Street 42nd Floor New York, NY 10005	212-850-8892	Member	Agency
Divine Capital Markets, LLC	11/1/2010	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Member	Agency
Doft & Co., Inc.	11/15/2010	55 East 59th Street 12th Floor New York, NY 10022	212-421-5558	Member	Agency
DRW Securities, LLC	11/1/2010	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Member	Proprietary / Market Maker
Electronic Brokerage Systems, LLC	7/2/2012	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Member	Market Maker
Electronic Transaction Clearing, Inc.	9/1/2010	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Member	Market Maker
Essex Radez, LLC	10/1/2010	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Member	Service Bureau
Feltl & Company	11/15/2010	2100 LaSalle Plaza 800 LaSalle Avenue Minneapolis, MN 55402	612-492-8888	Member	Market Maker
Flow Traders US, LLC	8/1/2012	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Member	Hedge Fund
G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC)	12/1/2010	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Member	Market Maker
GB Trading, LLC	10/21/2010	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GDK, Inc.	1/3/2011	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Member	Proprietary
GETCO Execution Services, LLC	9/15/2010	350 North Orleans 3rd Floor South Chicago, IL 60654	312-242-4600	Member	ATS
Global American Investments, Inc.	2/15/2012	20277 Valley Boulevard Suite A Walnut, CA 91789	312-919-2831	Member	Retail
Global Execution Brokers, LP	10/5/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312-435-4167	Member	Institutional
Global Liquidity Partners, LLC.	5/15/2012	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Sponsored Participant	Agency
Goldman Sachs & Co.	10/12/2010	200 West Street New York, NY 10282	212-357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/1/2010	200 West Street New York, NY 10282	212-357-7519	Member	Full Service
GTS Securities, LLC	7/1/2011	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
GTS Securities, LLC	5/1/2012	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Member	Proprietary
HAP Trading, LLC	11/15/2010	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Member	Proprietary
HRT Financial, LLC	10/1/2010	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Member	Proprietary
IEX Services, LLC	10/1/2013	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	Member	ATS
IMC Chicago, LLC dba IMC Financial Markets	10/1/2010	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Member	Proprietary
Instinet, LLC	9/1/2010	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Member	Agency
Interactive Brokers, LLC	9/15/2010	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Member	Full Service
ISTRA, LLC	12/1/2010	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Sponsored Participant	Proprietary
ISTRA, LLC	12/15/2011	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
ITG Derivatives, LLC	11/15/2010	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Member	Market Maker
ITG, Inc.	10/1/2010	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Member	Agency
Jane Street Capital, LLC	11/15/2010	One New York Plaza New York, NY 10004	212-651-6060	Member	Agency / Proprietary
Jefferies Execution Services, Inc.	9/1/2010	520 Madison Avenue New York, NY 10022	646-805-5414	Member	Full Service
Jefferies Investment Advisers	7/15/2011	520 Madison Avenue New York, NY 10022	212-323-3993	Sponsored Participant	Full Service
Jefferies, LLC (formerly Jefferies & Company, Inc.)	10/19/2010	520 Madison Avenue New York, NY 10022	212-323-3987	Member	Full Service
JNK Securities Corp.	11/15/2010	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Member	Agency
JP Morgan Clearing Corp.	9/15/2010	383 Madison Avenue New York, NY 10179	212-272-6655	Member	Full Service
JP Morgan Securities, LLC	9/15/2010	383 Madison Avenue New York, NY 10179	212-622-5504	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	10/1/2010	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Member	Proprietary
JVB Financial, LLC (formerly C&Co/PrinceRidge, LLC; formerly The PrinceRidge Group, LLC)	11/15/2010	1633 Broadway 28th Floor New York, NY 10019	646-792-5601	Member	Proprietary
KCCI, Ltd.	10/1/2010	66 York Street 3rd Floor Jersey City, NJ 07302	212-430-5942	Member	Agency
KCG Americas, LLC (formerly Knight Capital Americas, LLC; formerly Knight Execution & Clearing Services, LLC; formerly Knight Clearing Services, LLC)	10/14/2010	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Member	Agency
Keefe Bruyette & Woods, Inc.	12/1/2010	787 7th Avenue New York, NY 10019	212-887-8965	Member	Agency
Kepler Capital Markets, Inc.	7/15/2013	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Member	Agency
Kershner Securities, LLC	11/1/2010	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/15/2010	127 Public Square Cleveland, OH 44114	216-443-3978	Member	Agency
Keystone Trading Partners	2/1/2013	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Member	Options Market Maker
L & R Trading, LLC	9/1/2011	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Member	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Member	Introducing Broker
Latour Trading, LLC	10/1/2010	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Member	Proprietary
LavaFlow, Inc.	9/15/2010	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Member	Agency
Lazard Capital Markets, LLC	11/15/2010	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Member	Institutional
Leerink Partners, LLC (formerly Leerink Swann, LLC)	10/5/2010	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Member	Agency
Legend Securities, Inc.	9/15/2010	45 Broadway 32nd Floor New York, NY 10006	212-344-5747	Member	Institutional
Lek Securities Corporation	10/1/2010	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	11/15/2010	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	732-214-2660	Member	Retail
Lightspeed Trading, LLC	11/15/2010	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Member	Proprietary
Lime Brokerage, LLC	10/1/2010	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Member	Agency
Lime Brokerage, LLC	7/1/2011	625 Broadway 12th Floor New York, NY 10012	212-824-5577	Sponsored Participant	Agency
Limestone Chicago, LLC	10/5/2010	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
Liquidnet, Inc.	9/15/2010	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Member	Institutional
MB Trading	12/15/2010	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Member	Retail / Agency
Mercator Associates, LLC	11/15/2010	199 Bay Street, Suite 2901 Commerce Court West, PO Box 322 Toronto, Canada M5L 1G1	416-640-7437	Member	Agency
Merrill Lynch Pierce, Fenner & Smith, Incorporated	10/4/2010	One Bryant Park New York, NY 10036	212-449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp.	10/5/2010	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Member	Market Maker
Merriman Capital, Inc.	6/1/2011	250 Montgomery Street 16th Floor San Francisco, CA 94104	415-262-1395	Member	Market Maker
MF Global, Inc.	10/19/2010	717 Fifth Avenue 9th Floor New York, NY 10022	312-261-7302	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Millennium International Management, LP	5/26/2011	666 Fifth Avenue 8th Floor New York, NY 10103	212-841-4100	Sponsored Participant	Proprietary
Milstream Securities, LLC (formerly Milstream Strategy Group, LLC)	4/15/2011	551 Fifth Avenue Suite 601 New York, NY 10176	212-557-6214	Sponsored Participant	Proprietary
Mismi, Inc.	11/15/2010	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	10/14/2010	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Member	Institutional / Agency
Mizuho Securities USA, Inc.	1/3/2011	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Member	Agency
Montecito Advisors, Inc.	3/15/2011	2015 State Street Suite B Santa Barbara, CA 93105	805-682-1484	Member	Proprietary
Moors & Cabot, Inc.	4/2/2012	111 Devonshire Street Boston, MA 02109	617-314-0295	Member	Agency
Morgan Keegan & Company, Inc.	9/15/2010	50 North Front Street Memphis, TN 38103	901-579-4517	Member	Agency
Morgan Stanley & Co., LLC (formerly Morgan Stanley and Co. Incorporated)	9/1/2010	1585 Broadway New York, NY 10036	212-761-9324	Member	Full Service
MP Capital, LP	11/15/2010	1818 Market Street 18th Floor Philadelphia, PA 19103	917-748-7643	Member	Proprietary
MPS Global Securities, LLC	11/15/2010	140 East 45th Street 42nd Floor New York, NY 10017	212-331-6583	Member	Proprietary
Nasdaq Execution Services, LLC	9/1/2010	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Member	Exchange
National Financial Services, LLC	10/4/2010	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Member	Retail / Agency
Needham & Company, Inc.	10/1/2010	445 Park Avenue New York, NY 10022	212-371-8411	Member	Market Maker
Newedge USA, LLC	10/21/2010	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Member	Full Service
Nomura Securities International, Inc.	10/1/2010	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Member	Institutional
North Moore Trading, LLC	10/5/2010	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	10/5/2010	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Member	Proprietary
OBD Securities, LLC	10/15/2012	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	914-833-1800	Member	Agency
OCTEG, LLC	9/15/2010	350 North Orleans 3rd Floor South Chicago, IL 60654	312-334-4748	Member	Proprietary
Old Mission Capital, LLC	4/16/2012	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Member	Proprietary
OM Securities, LLC dba Trade Monster	7/16/2012	10 South Riverside Plaza Suite 2050 Chicago, IL 60606	312-253-4173	Member	Agency
Oppenheimer & Co., Inc.	10/12/2010	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Member	Agency
OTA, LLC	10/7/2010	One Manhattanville Road Purchase, NY 10577	914-460-4071	Member	Institutional
PDQ ATS, Inc.	10/4/2010	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	Member	ATS
PEAK6 Capital Management, LLC	7/15/2011	141 W. Jackson Boulevard Chicago, IL 60604	312-362-2401	Sponsored Participant	Market Maker
Penserra Securities, LLC	10/6/2010	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Member	Agency
Pershing, LLC	9/15/2010	One Pershing Place Jersey City, NJ 07399	201-413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	12/1/2010	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Member	Agency
Piper Jaffray & Co.	11/15/2012	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Member	Market Maker
Potamus Trading, LLC	4/15/2013	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Member	Proprietary / Market Maker
Pragma Securities, LLC	11/1/2010	360 Park Avenue South 20th Floor New York, NY 10010	212-617-9781	Member	Institutional / Agency
Qtrade Capital Partners, LLC	6/1/2011	240-244 North Avenue West Suite 301 Westfield, NJ 07090	908-232-5693	Sponsored Participant	Proprietary
Quantex Clearing, LLC	12/27/2011	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Member	Clearing Firm
Quantlab Securities, LP	11/1/2010	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Member	Proprietary
Quiet Light Securities, LLC	1/3/2011	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Member	Proprietary
Raven Securities Corp.	11/15/2010	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	10/14/2010	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Member	Market Maker
Redburn Partners (USA), LP	11/15/2010	565 Fifth Avenue 26th Floor New York, NY 10017	212-803-7303	Member	Agency
RGM Securities, LLC	10/1/2010	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Member	Proprietary
River Cross Securities, LLLP	10/5/2010	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	Member	ATS
Robert W. Baird & Co. Incorporated	1/3/2011	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Member	Market Maker
Ronin Capital, LLC	11/15/2010	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	10/6/2010	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Member	Agency
RW Pressprich & Co.	11/15/2010	4521 Fifth Avenue New York, NY 10018	212-832-6254	Member	Agency
Sanford C. Bernstein & Co, LLC	10/21/2010	1345 Ave of the Americas New York, NY 10105	212-823-2896	Member	Agency
Santander Investment Securities, Inc.	1/3/2011	45 East 53rd Street New York, NY 10022	212-350-3659	Member	Institutional
Scotia Capital (USA), Inc.	9/15/2010	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Member	Institutional
Scottrade, Inc.	11/15/2010	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Member	Retail
Scout Trading, LLC	9/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	646-783-7001	Member	Proprietary
Seven Points Capital, LLC	12/15/2010	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Member	Agency
SG Americas Securities, LLC	11/15/2011	245 Park Avenue New York, NY 10167	212-278-5232	Member	Proprietary
Simplex Investments, LLC	6/1/2012	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2447	Sponsored Participant	Market Maker
Solowey & Co.	9/1/2010	6801 SW 101 Street Miami, FL 33156	305-668-3389	Member	Market Maker
Southwest Securities, Inc.	9/1/2010	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Member	Clearing Firm
SpeedRoute, LLC (formerly ISERoute, LLC)	7/15/2011	30 Broad Street 22nd Floor New York, NY 10005	855-773-3310	Member	Routing Broker-Dealer
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Sponsored Participant	Proprietary
Spire Master Fund, Ltd.	10/5/2010	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Sponsored Participant	Hedge Fund
Spire X Trading, LLC	4/1/2013	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Sponsored Participant	Proprietary
Starpoint Securities, LC	12/15/2010	9401 Nall Avenue Suite 200 Prairie Village, KS 66207	913-642-6613	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	State Street Financial Center One Lincoln Street Boston, MA 02111	617-664-4809	Member	Full Service
Stock USA Execution Services, Inc.	10/14/2010	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Member	Agency
Sun Trading, LLC	10/1/2010	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	10/1/2010	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Member	Agency
Susquehanna Capital Group	10/5/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	10/5/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Member	Institutional / Agency
TD Ameritrade Clearing, Inc.	5/3/2011	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Member	Agency
Tewksbury Investment Fund, Ltd.	11/15/2010	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	10/17/2011	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Sponsored Participant	Proprietary
The Williams Capital Group, LP	11/15/2010	650 Fifth Avenue 11th Floor New York, NY 10019	212-830-4559	Member	Agency
Themis Trading, LLC	10/1/2010	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Member	Agency
Think Trade, LLC	10/20/2010	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Sponsored Participant	Proprietary
Title Securities, Inc.	10/21/2010	111 West Jackson Boulevard Suite 1410 Chicago, IL 60604	312-296-9598	Member	Retail
Track Data Securities Corporation	9/15/2010	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	Member	ATS
Tradebot Systems, Inc.	9/1/2010	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Member	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
TradeKing, LLC (formerly Kane Reid Securities Group, Inc. dba TradeKing)	11/15/2010	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Member	Agency
TradeStation Securities, Inc.	9/1/2010	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Member	Market Maker
Tradeworx Epsilon, LLC	10/20/2010	2711 Centerville Road Suite 400 Wilmington, DE 19808	732-450-8401	Sponsored Participant	Proprietary
Tradeworx LUSP, LLC	12/1/2010	10 Broad Street Third Floor Red Bank, NJ 07701	732-450-8402	Sponsored Participant	Proprietary
Tradition Asiel Securities, Inc.	9/15/2010	255 Greenwich Street 4th Floor New York, NY 10007	212-791-4500	Member	Agency
Tudor Pickering Holt & Co. Securities, Inc.	10/17/2011	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Member	Agency
Two Sigma Securities, LLC	10/5/2010	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Member	Proprietary
UBS Securities, LLC	10/1/2010	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Member	Full Service
Viewtrade Securities, Inc.	11/15/2010	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Member	Agency
Virtu Financial BD, LLC	10/7/2010	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	9/1/2010	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Member	Proprietary
Vision Financial Markets, LLC	11/15/2010	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Member	Retail
Wall Street Access	10/17/2011	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Member	Agency
Walleye Trading, LLC	11/15/2010	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Member	Market Maker
Wedbush Securities, Inc.	9/1/2010	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Member	Market Maker
Weeden & Co, LP	10/19/2010	145 Mason Street Greenwich, CT 06830	203-861-7600	Member	Full Service
Wells Fargo Prime Services, LLC (formerly Merlin Securities, LLC)	5/16/2011	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Member	Market Maker
Wells Fargo Securities, LLC	10/11/2010	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Member	Agency
Western International Securities, Inc.	11/15/2010	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Member	Proprietary
WhoTrades, Inc.	8/15/2013	17 State Street 7th Floor New York, NY 10004	646-346-1000	Member	Retail
Wolverine Execution Services LLC	10/19/2010	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Member	Market Maker
WR Hambrecht & Co., LLC	10/6/2010	909 Montgomery Street 3rd Floor San Francisco, CA 94133	415-551-8642	Member	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Member	Proprietary
Xambala Capital, LLC	12/18/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Sponsored Participant	Proprietary
XR Securities, LLC	11/15/2010	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Member	Proprietary